American Capital Senior Floating, Ltd. 2 Bethesda Metro Center, 14th Floor Bethesda, MD 20814 T: 301-968-9310

January 6, 2014

VIA EDGAR AND EMAIL

Ms. Mary Cole, Esq.
Ms. Sheila Stout
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	American Capital Senior Floating, Ltd. Registration Statement on Form N-2 (File. No. 333-190357)

Dear Ms. Cole and Ms. Stout:

American Capital Senior Floating, Ltd. (the “Company”) has filed today via EDGAR with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (the “Pre-Effective Amendment”) to the referenced registration statement (the “Registration Statement”), which was initially filed with the Commission on August 2, 2013. We also submit herewith a courtesy copy of the Registration Statement, marked to show the Company’s revisions to the Pre-Effective Amendment No. 1 to the Registration Statement.

The numbered paragraphs below respond to the comments of the staff of the Division of Investment Management (the “Division”) of the Commission (the “Staff”) we received from Ms. Stout during a phone conversation on December 30, 2013. In each numbered paragraph, we have set forth the Staff’s comment followed by the Company’s response thereto. Capitalized terms not defined herein have the meaning set forth in the Registration Statement.

1.	Please confirm that the Company does not have any reporting requirements under Rules 3-09 or 4-08(g) of Regulation S-X.

The Company confirms that none of its portfolio companies as of December 6, 2013 were subject to reporting requirements under Rules 3-09 or 4-08(g) of Regulation S-X.

2.
Please explain why the Report of the Independent Registered Public Accounting Firm for the Schedule of Investments as of December 6, 2013 does not state that the auditor’s procedures included an examination or confirmation of securities with the custodian or by other appropriate auditing procedures.

Pursuant to Section 30(g) of the Investment Company Act of 1940, as amended (the “Act”) and the Commission’s Accounting Series Release No. 118 (Dec. 23, 1970), investment companies that are registered under the Act are required to have their auditors include an affirmative statement regarding the verification by examination or confirmation of the existence of the company’s securities in their audit opinions. Although business development companies are not registered under the Act, the Staff has indicated that it is also best practice for such investment companies to request that their auditors include similar statements in their audit opinions.1 Such confirmation was not included in the independent audit report for the Company’s Schedule of Investments in the Pre-Effective Amendment because the Company was not a registered investment company or a business development company as of the audit date. However, following the completion of Company’s initial public offering and its election to be regulated as a business development company, the Company will request that its independent auditor include an affirmative statement regarding the verification of the existence of the Company’s securities in its future audit opinions.

3.	Please clarify the purpose of the special purpose financing vehicle, ACSF Funding I, LLC, and whether the Company intends to consolidate the entity in future financial statements.

As disclosed on pages 1, 36, F-8, F-13 and F-17 of the Pre-Effective Amendment, ACSF Funding I, LLC (“ACSF Funding”) is a special purpose financing vehicle wholly-owned by the Company. ACSF Funding was created to facilitate the $140 million secured revolving credit facility with Bank of America, N.A. (“BAML Facility”). ACSF Funding entered into the BAML Facility on December 18, 2013 and generally may make draws from time to time prior to November 18, 2015 to purchase or acquire certain eligible assets, which serve as collateral for the facility. ACSF Funding may also acquire certain investments from time to time from the Company pursuant to a sale agreement.
The Company plans to consolidate ACSF Funding for accounting purposes because the entity is an extension of the Company’s operations since it was established solely to serve as a financing vehicle for the Company, and not with an investment intent.

4.
On the Company’s Balance Sheet as of September 30, 2013, please disclose parenthetically or in a footnote, if material, the dollar amount of the “Commitments and Contingencies” cross referenced on the balance sheet and disclosed in Note 4 to the balance sheet.

In response to the Staff’s request, the Company has parenthetically disclosed the amount of commitments and contingencies as of such date in the line item “Commitments and Contingencies” on the Company’s Balance Sheet as of September 30, 2013.

__________________

(1)	Investment Management Issues of Interest dated March 12, 2012, Business Development Companies - Audit Verification of Securities Owned.

In submitting this letter, the Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter addresses the Staff’s questions and comments. If we can be of assistance in facilitating the Staff’s review of our responses to the Comment Letter, please contact Cydonii Fairfax at (301) 841-1384 or me at (301) 841-1405. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Samuel A. Flax

Samuel A. Flax
Executive Vice President and Secretary

cc:    Richard Baltz, Esq.
Darren Skinner, Esq.

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